SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Kforce Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

493732 10 1

(CUSIP Number)

Joseph J. Liberatore, Chief Financial Officer Kforce Inc. 1001 East Palm Avenue, Tampa, FL 33605

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 3 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Howard W. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 329,279
	8	SHARED VOTING POWER 2,332,871
	9	SOLE DISPOSITIVE POWER 180,103
	10	SHARED DISPOSITIVE POWER 2,482,047
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,662,150
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

Page 3 of 3 Pages

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed on behalf of Howard Sutter to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on July 8, 2011, for the event dated June 9, 2009 relating to the common stock, $0.01 par value (the “Common Stock”) of Kforce, Inc. a Florida corporation (“Kforce”). All terms used and not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Schedule 13D and any prior amendments. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported in this Amendment are amended. All other items remain unchanged.

Item 5.	Interest in Securities of the Issuer.

(a) As of December 22, 2010, Mr. Sutter is deemed to beneficially own 2,662,150 shares of Common Stock of the Kforce of which 105,000 are subject to stock options and 52,113 are restricted stock. Percent of Class: 6.7%, based on the 39,555,900 outstanding shares reported on the Form 10-Q for the quarter ending September 30, 2010.

(b) Number of shares of which Mr. Sutter has:

(i)	sole power to vote or direct vote: 329,279

(ii)	shared power to vote or direct vote: 2,332,871

(iii)	sole power to dispose or direct disposal of: 180,103

(iv)	shared power to dispose or direct disposal of: 2,662,150

(c) Mr. Sutter effected the following transactions in Kforce’s securities in the sixty days prior to December 22, 2010:

Date	Number of Shares	Price per Share	How and Where Effected
12/22/2010	451,991	N/A	Distribution from the GRAT required under the terms of the GRAT

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2011

By:	/S/ Howard W. Sutter
Howard W. Sutter